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            VocalTec Announces Preliminary Third Quarter Results and
                           Updates Outlook Including
                       Planned Projects with T-Systems for
                            Approximately $20 million

Fort Lee, N.J. -- October 9, 2003 -- VocalTec Communications Ltd. (Nasdaq: VOCL) announced today that it expects to report revenues of approximately $3.2 million in the third quarter ended September 30, 2003, with a loss per share of $0.30 to $0.25. Cash and cash equivalents and short term investments at the end of the quarter was $14.6 million. The Company also announced a non-binding Letter of Understanding (LOU) with T-Systems International Carrier Sales & Solutions
(ICSS), a division of Deutsche Telekom, that outlines planned future projects totaling approximately $20 million for the highly successful Jules VoIP platform.

The revenue level is due primarily to slower than anticipated growth in demand and escalating price pressure for low density international long distance (ILD) products. VocalTec expects to report final Q3 results on October 29, 2003. The company also indicated that due to the shift in the market and timing of customer projects, it does not expect to meet its goal of reaching quarterly breakeven revenue levels in Q4.

Elon Ganor, VocalTec's Chairman and CEO, said, "As we have previously described, we are going through both a market and a product transition. Thus we are shifting our attention and resources from being exclusively focused on the international long distance (ILD) market to introducing our new softswitch platform to both existing and new customers and expanding our target market to include the national long distance (NLD) market. Recently, overall demand for low-density ILD solutions has not been as robust as we had anticipated, pricing pressure has become much more intense, and existing customers' network expansions are happening more slowly than we had originally expected. Unfortunately, these developments happen to coincide with the inherently lengthy sales cycle for next generation solutions, causing a decline in revenue until our softswitch-related sales begin to ramp."

VocalTec also emphasized that its existing customer relationships remain strong and its primary customers are continuing to expand and enhance their networks. For example, after completing the delivery of products pursuant to the $7.7 million order from T-Systems announced in January, VocalTec and T-Systems recently outlined in a non-binding LOU a list of planned future projects totaling approximately $20 million to support increased traffic and new applications for the highly successful Jules VoIP platform. The final scope and timing of the projects will be determined by T-Systems, which will then issue specific purchase orders. The general timeframe outlined in the LOU is 2004.

"There are definitely several bright spots, such as the $20 million in projects identified with T-Systems, as well as some projects with new customers that are still in their early stages", continued Ganor. "But the pace of change in the overall ILD market requires that we adjust our business strategy. Rather than devote additional resources to chasing after small ILD opportunities with deteriorating prices, we intend to concentrate our resources on working closely with existing customers and promoting our Essentra (TM)SIP-based softswitch platform, which is garnering very favorable feedback."

"It appears that the timing of this shift in the market will delay our reaching profitability for at least two quarters, yet the scope and variety of opportunities we are working on also afford upside potential from what we can see today. This transition period is a time to be extremely focused, pick our battles carefully, conserve resources and think creatively. Our proven ability in these areas is the source of our continued confidence looking forward."




VocalTec management will host a conference call today, at 9:00am E.T. to discuss these developments. To access the call please dial the following Access Numbers:
US toll free: (888) 273-9890, International: (612) 332-0530.


A digital replay of the conference call may be accessed by dialing the following numbers: US: (800) 475-6701, International: (320) 365-3844, Access code: 702066
..






About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, Marconi Portugal, Communication Authority of Thailand (CAT), and Data Access India, our multi-service solutions are commercially deployed in more than 130 countries, powering 25 percent of the world's revenue-generating international VoIP minutes. The foregoing market share information is based solely on our estimates and is not based on any survey conducted by an independent third party.

VocalTec's field-proven solutions support network packet tandem services including international and national long distance calling, exchange carrier services and rural telephony, as well as global hosted services including VoIP VPN, IP Centrex/Hosted IP PBX, conferencing, global call center and calling card services. Essentra(TM) is a carrier-grade, SIP-based softswitch architecture that integrates the benefits of SIP, MGCP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market growth predictions, competitive products, market share analyses, fluctuations in customer demands, profitability, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


For more information please contact:

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications, Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com